MASTERWORKS

Available Now: Basquiat (16.6% | 1.66 | $11,656,000)

Recently Sold Paintings[1]

 Albert Oehlen	 George Condo	 Sam Gilliam
Annualized Net Return	Annualized Net Return	Annualized Net Return
33.7% 354 days held	**31.7%** 532 days held	**33.1%** 791 days held

63% SOLD OUT



Available Now

JEAN-MICHEL BASQUIAT


"STAFF INTO SERPENT
"STAFF INTO SERPENT TRICK"
"MAGIC LEPROSEY"
MAGIC WATER INTO BLOOD
HEEL
"EGYPTIANS VS. MOSES
SIZE NINE

Price Appreciation of Similar Works

16.6%*

Market Risk-Adjusted Appreciation

1.66	vs.	**0.54**	vs.	**0.54**
Basquiat's Market		All Art Market		S&P 500

INVEST NOW

Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor’s CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise selected paintings by Jean-Michel Basquiat with the following criteria: canvas paintings executed from 1982 to 1984, that measure 60 inches by 95 inches in height to 45 inches by 70 inches in width, and that to the best of our ability to determine, feature discernible words and/or phrases. The comparative set excludes works on panel, examples with Xerox collage, silkscreen and/or screen printed elements, works that solely feature text, sparse compositions with predominantly white backgrounds and examples with penguin imagery. Where the buyer’s premium was unavailable due to incomplete data, the following auction house’s buyer’s premium rates were applied, and include the following sales: 10% inclusive applied to “Brown Face” (1984), which sold on December 11, 2003, “Big Now” (1984), which sold on November 25, 2000, “Vitaphone” (1984), which sold on March 21, 1994, and “Multiflavors” (1982), which sold on October 26, 1990. The data was sourced from publicly available auction records and does not include private sales.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.